SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 9, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The GAAP Financial Statements attached to the Press Release of the Company, dated February 9, 2012, entitled “Syneron Reports Fourth Quarter 2011 Results,” which is attached hereto is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: February 9, 2012

Syneron Reports Fourth Quarter 2011 Results

All Time High Revenue of $61.0 Million; 2011 Revenue of $228.3 Million, Up 20.5% Over 2010; PAD(1) Segment Non-GAAP Operating Margin of 10.1%

YOKNEAM, ISRAEL--(Marketwire - February 9, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced fourth quarter 2011 financial results for the three month period ended December 31, 2011.

Fourth Quarter 2011 Year-Over-Year Financial Highlights Include:
•	Revenue of $61.0 million, up 14.1%
•	International revenue of $40.1 million, up 13.8%
•	North America revenue of $20.9 million, up 14.5%
•	EBU(2)segment revenue of $6.0 million, up 336.3%
•	Non-GAAP gross margin of 55.0%, slightly down from 55.6%
•	Non-GAAP net income of $1.1 million, compared to $3.6 million in the prior year
•	Net cash and investments portfolio of $171.1 million at December 31, 2011

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, "We continued to execute on our growth strategy in the fourth quarter, as evidenced by the launch of the elos based eLase™ with Motif™ and eTwo™ facial rejuvenation systems, and the introduction of our increased utilization accessories that maximize productivity and profitability for our customers. eLase and eTwo have been very well received in the market because of their innovative science-based technology and safe and patient friendly treatment options, and we expect that they will continue to gain momentum in the marketplace. In the EBU, growth was driven by the mē home-use hair removal system, elure skin lightening, and the launch of new products in the Tända family.

"Turning to 2012, our focus will remain on increasing the top line, driving mix to higher margin products and consumables, investing in research and development, and increasing our profitability. We have several new product launches that we expect to drive growth, including the launch of our GentleMax Pro, the most powerful and further enhanced dual wavelength platform in the market. This industry leading platform will be launched during the first quarter of 2012. In addition we anticipate the launch of two exciting new body contouring products in the second half of 2012. This is complemented by our acquisition of Ultrashape, further expanding our body sculpting portfolio with an innovative, focused ultrasound technology for the destruction of fat cells. As part of our growth strategy we have also decided to expand our focus in the Chinese market as evidenced by our recent announcement on the expansion of our product offering in China. Overall, we believe the Company is well positioned to further expand its market share, leverage our worldwide channel to market capabilities, and continue to drive significant growth in the EBU segment."

Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2011:

Gross Margin: Fourth quarter 2011 non-GAAP gross margin was 55.0%, compared to 55.6% in fourth quarter 2010 and 53.8% in the third quarter of 2011. The decrease in gross margin compared to the fourth quarter of 2010 was primarily related to a higher mix of EBU product sales which currently have lower gross margins compared to the PAD products. The increase in non-GAAP gross margin compared to the third quarter of 2011 was primarily driven by higher production and sales volume and operational efficiency and costs cutting measures.

Operating Income: Fourth quarter 2011 non-GAAP operating income was $2.2 million, compared to $4.0 million in fourth quarter 2010. Fourth quarter 2011 non-GAAP operating income represented 3.5% of revenue in the quarter, compared to 7.5% of revenue in fourth quarter 2010.

The decrease in non-GAAP operating income was primarily related to an increase in operating expenses associated with the significant growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and significant investment in marketing its emerging technologies and products.

Net Income: Fourth quarter 2011 non-GAAP net income was $1.1 million, compared to $3.6 million in the fourth quarter of 2010.

Earnings Per Share: Fourth quarter 2011 non-GAAP earnings per share was $0.03, compared to $0.10 in fourth quarter 2010.

Non-GAAP net income and earnings per share for fourth quarter 2011 are adjusted to exclude the following one-time items, which are detailed in the Company's financial tables:

-	Amortization of acquired intangible assets of $1.9 million
-	Post-acquisition severance accrual of $1.3 million
-	Stock-based compensation of $0.9 million
-	Other one-time charges and non-recurring costs, net, of $2.9 million

GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2011:

Gross Margin: Fourth quarter 2011 gross margin was 53.3%, compared to 53.7% in fourth quarter 2010 and 51.7% in the third quarter of 2011. The decrease in gross margin compared to the fourth quarter of 2010 was primarily related to a higher mix of EBU product sales which currently have lower gross margins compared to the PAD products. The increase in GAAP gross margin compared to the third quarter of 2011 was primarily driven by higher production and sales volume and operational efficiency and costs cutting measures.

Operating Income (Loss): Fourth quarter 2011 operating loss was $5.0 million, compared to operating income of $8.0 million in fourth quarter 2010.

The decrease in GAAP operating income was primarily a result of a one-time income of $8.5 million related to the recognition of a deferred gain related to the Company's merger with Candela Corporation that was recorded in the fourth quarter of 2010 and an increase in operating expenses associated with the significant growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and marketing its emerging technologies and products.

Net Income (Loss): Fourth quarter 2011 net loss was $4.8 million, compared to net income of $8.4 million in fourth quarter of 2010.

Earnings (Loss) Per Share: Fourth quarter 2011 loss per share was $(0.14), compared to earnings per share of $0.24 in fourth quarter 2010.

Cash Position: As of December 31, 2011, cash and cash equivalents, including short-term bank deposits and investments in marketable securities, net were $171.1 million compared to $177.2 million as of September 30, 2011.

Asaf Alperovitz, Chief Financial Officer of Syneron, commented, "Non-GAAP operating margin in the Professional Aesthetic Devices, or PAD, segment was strong at 10.1% despite the increased sales and marketing efforts to support the launch of our eLase and eTwo products. Our consolidated results included a higher mix of EBU revenue, which currently have lower gross margin and higher relative operating expenses compared to the PAD, impacting our overall profitability. We continue to balance our efforts to drive increased profitability in the PAD segment with our investments in the EBU. We believe there is a great opportunity to increase our consolidated revenue and margins as we introduce new premium products in the PAD and EBU segments, benefit from our consumables revenue model, continue building our brands in the EBU segment and further leverage our global infrastructure."

Unaudited Non-GAAP segment results for the three months ended December 31, 2011 and 2010 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenues

PAD	$55,051	90.2%	$52,170	97.4%	5.5%
EBU	5,990	9.8%	1,373	2.6%	336.3%

Total revenues	$61,041	100.0%	$53,543	100.0%	14.0%

Operating income (loss)

PAD	$5,575	10.1%	$5,948	11.4%	(6.3%)
EBU	(3,422)	(57.1%)	(1,926)	(140.3%)	77.7%

Total operating income	$2,153	3.5%	$4,022	7.5%	(46.5%)

Unaudited Non-GAAP segment results for the twelve months ended December 31, 2011 and 2010 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenues

PAD	$208,401	91.2%	$185,951	97.9%	12.1%
EBU	20,041	8.8%	3,927	2.1%	410.3%

Total revenues	$228,442	100.0%	$189,878	100.0%	20.3%

Operating income (loss)

PAD	$16,835	8.1%	$302	0.2%	5474.5%
EBU	(12,538)	(62.6%)	(6,117)	(155.8%)	105.0%

Total operating income (loss)	$4,297	1.9%	$(5,815)	(3.1%)	(173.9%)

Unaudited GAAP segment results for the three months ended December 31, 2011 and 2010 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenues

PAD	$55,021	90.2%	$52,083	97.4%	5.6%
EBU	5,990	9.8%	1,373	2.6%	336.3%

Total revenues	$61,011	100.0%	$53,456	100.0%	14.1%

Operating income (loss)

PAD	$(1,412)	(2.6%)	$9,963	19.1%	(114.2%)
EBU	(3,539)	(59.1%)	(1,926)	(140.3%)	83.7%

Total operating income (loss)	$(4,951)	(8.1%)	$8,037	15.0%	(161.6%)

Unaudited GAAP segment results for the twelve months ended December 31, 2011 and 2010 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2011	Revenues	2010	Revenues	Change

Revenues

PAD	$208,280	91.2%	$185,601	97.9%	12.2%
EBU	20,041	8.8%	3,927	2.1%	410.3%

Total revenues	$228,321	100.0%	$189,528	100.0%	20.5%

Operating loss

PAD	$(33,001)	(15.8%)	$(27,285)	(14.7%)	20.9%
EBU	(12,655)	(63.1%)	(6,117)	(155.8%)	106.9%

Total operating loss	$(45,656)	(20.0%)	$(33,402)	(17.6%)	36.7%

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc, an expense charge related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its fourth quarter 2011 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investor Relations - Overview and select "Q4 2011 Results Webcast."

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 48538831.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

(1) PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

(2) EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Lightening products, Tända LED systems, Light Instruments' dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	Candela
	2011	2010	2011	12/31/2010

Revenues	$61,011	$53,456	$228,321	$129,819
Cost of revenues (*)	28,517	24,761	109,203	80,185

Gross profit	32,494	28,695	119,118	49,634

Operating expenses:
Sales and marketing (*)	19,798	14,944	69,433	$37,340
General and administrative	7,979	6,612	33,730	21,083
Research and development	6,783	6,414	28,334	7,408
Other expenses (income), net	2,885	(7,312)	33,277	(8,525)

Total operating expenses	37,445	20,658	164,774	57,306

Income (Loss) from operations	(4,951)	8,037	(45,656)	(7,672)

Other income:
Financial Income, net	127	419	1,015	(166)
Other income	-	110	35	240

Total other income	127	529	1,050	74

Income (Loss) before taxes on income (tax benefit)	(4,824)	8,566	(44,606)	(7,598)

Taxes on income (tax benefit)	121	427	3,944	(3,643)

Income (Loss) before non-controlling interest	(4,945)	8,139	(48,550)	(3,955)

Net loss attributable to non-controlling interest	104	244	955	-

Net income (loss) attributable to Syneron shareholders	$(4,841)	$8,383	$(47,595)	$(3,955)

(*) Reclassified

Income (Loss) per share:

Basic
Income (Loss) before non-controlling interest	$(0.14)	$0.24	$(1.38)	$(0.79)
Net loss attributable to non-controlling interest	-	0.01	0.03	0.05
Net income (loss) attributable to Syneron shareholders	$(0.14)	$0.25	$(1.35)	$(0.74)

Diluted
Income (Loss) before non-controlling interest	$(0.14)	$0.23	$(1.38)	$(0.79)
Net loss attributable to non-controlling interest	-	0.01	0.03	0.05
Net Income (loss) attributable to Syneron shareholders	$(0.14)	$0.24	$(1.35)	$(0.74)

Weighted average shares outstanding:
Basic	35,307	34,533	35,158	34,369

Diluted	35,307	34,998	35,158	34,369

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2011	2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$62,319	$63,821
Short-term bank deposits	23,771	1,192
Available-for-sale marketable securities	70,463	114,799
Trade receivable, net	43,300	42,440
Other accounts receivables and prepaid expenses	14,428	13,868
Inventories, net	31,169	22,720

Total current assets	245,450	258,840

Long-term assets:
Severance pay fund	295	334
Long-term deposits and others	2,118	2,744
Long-term available-for-sale marketable securities	15,590	37,721
Investments in affiliated companies	200	7,969
Property and equipment, net	4,155	4,029
Intangible assets, net	31,813	39,639
Goodwill	18,867	18,579
Deferred taxes	4,523	4,930

Total long-term assets	77,561	115,945

Total assets	$323,011	$374,785

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$1,082	$2,737
Accounts payable	21,094	16,644
Deferred Revenues	11,550	14,941
Other accounts payable and accrued expenses	38,504	38,191

Total current liabilities	72,230	72,513

Long-term liabilities:
Contingent consideration liability	2,535	11,365
Deferred Revenues	4,112	4,528
Warranty Accruals	564	1,074
Accrued severance pay	496	554
Deferred taxes	5,182	6,215

Total long-term liabilities	12,889	23,736

Stockholders' equity:	237,892	278,536

Total liabilities and stockholders' equity	$323,011	$374,785

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the twelve months ended:

	December 31,	December 31,
	2011	2010
Cash flows from operating activities:
Net loss before non-controlling interest	$(48,550)	$(27,335)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation	3,400	3,196
Depreciation and amortization	10,348	9,381
Impairments of available-for-sale marketable securities and other intangible assets	123	1,438
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	1,565	716
Impairment of investment in affiliated company	9,387	850
Bargain purchase price related to acquisition of a subsidiary	-	(8,525)
Revaluation of contingent liability	(8,830)	1,625
Changes in operating assets and liabilities
Trade receivable, net	(2,833)	2,445
Inventories, net	(8,581)	13,180
Other accounts receivables	(981)	9,667
Deferred taxes	(182)	(3,339)
Accrued severance pay, net	(19)	136
Accounts payable	4,467	4,201
Deferred revenue	(3,852)	(3,770)
Accrued warranty accruals	(299)	199
Other accrued liabilities	140	(6,187)

Net cash used in operating activities	(44,697)	(2,122)

Cash flows from investing activities:
Purchases of property and equipment	(2,116)	(887)
Investments in long-term deposits and others	326	-
Proceeds from the sale or maturity of available-for-sale marketable securities	148,612	213,681
Purchase of available-for-sale marketable securities	(83,584)	(186,414)
Investments in short-term deposits, net	(22,579)	(192)
Investments in affiliated and other companies	-	(9,169)
Acquisition of shares held by non-controlling shareholders of a subsidiary	(761)	-
Net cash received from acquisition of subsidiary	245	21,427
Other investing activities	(55)	367

Net cash provided by investing activities	40,088	38,813

Cash flows from financing activities:
Repayment of short term bank credit, net	(1,655)	-
Proceeds from exercise of stock options	4,054	1,932

Net cash provided by financing activities	2,399	1,932

Effect of exchange rates on cash and cash equivalents	708	826

Net increase (decrease) in cash and cash equivalents	(1,502)	39,449

Cash and cash equivalents at beginning of period	63,821	24,372

Cash and cash equivalents at end of period	$62,319	$63,821

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

GAAP operating income (loss)	$(4,951)	$8,037	$(45,656)	$(33,402)

Legal settlement costs	-	-	33,900	-
Stock-based compensation	947	692	3,400	3,196
Amortization of intangible assets	1,920	2,019	7,936	6,668
Merger, restructuring and other non-recurring items, net	4,237	(6,726)	4,717	17,723

Non-GAAP operating income (loss)	$2,153	$4,022	$4,297	$(5,815)

GAAP net income (loss) attributable to Syneron shareholders	$(4,841)	$8,383	$(47,595)	$(25,536)

Legal settlement costs	-	-	33,900	-
Stock-based compensation	947	692	3,400	3,196
Amortization of intangible assets	1,920	2,019	7,936	6,668
Merger, restructuring and other non-recurring items, net	4,237	(6,726)	4,717	17,723
Income tax adjustments	(1,195)	(760)	117	(8,983)

Non-GAAP net income (loss) attributable to Syneron shareholders before non-controlling interest	$1,068	$3,608	$2,475	$(6,932)

Income (Loss) per share:

Basic
GAAP net income (loss) attributable to Syneron shareholders before non-controlling interest	$(0.14)	$0.24	$(1.35)	$(0.74)

Legal settlement costs	-	-	0.96	-
Stock-based compensation	0.03	0.02	0.10	0.09
Amortization of intangible assets	0.05	0.06	0.23	0.19
Merger, restructuring and other non-recurring costs	0.12	(0.20)	0.13	0.52
Income tax adjustments	(0.03)	(0.02)	0.00	(0.26)

Non-GAAP net income (loss) per share attributable to Syneron shareholders operations before non-controlling interest	$0.03	$0.10	$0.07	$(0.20)

Diluted
GAAP net income (loss) attributable to Syneron shareholders before non-controlling interest	$(0.14)	$0.24	$(1.32)	$(0.74)

Legal settlement costs	-	-	0.94	-
Stock-based compensation	0.03	0.02	0.09	0.09
Amortization of intangible assets	0.05	0.06	0.22	0.19
Merger, restructuring and other non-recurring costs	0.12	(0.20)	0.13	0.52
Income tax adjustments	(0.03)	(0.02)	0.00	(0.26)

Non-GAAP net income (loss) per share attributable to Syneron shareholders operations before non-controlling interest	$0.03	$0.10	$0.07	$(0.20)

Weighted average shares outstanding:

Basic	35,307	34,533	35,158	34,369

Diluted	35,854	35,279	35,946	34,369

Syneron Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com